SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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Amendment No. 1 to

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

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TRANS WORLD ENTERTAINMENT CORPORATION

(Name of Issuer)

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TRANS WORLD ENTERTAINMENT CORPORATION (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.01 Par Value

(Title of Class of Securities)

89336 Q 10 0

(CUSIP Number of Class of Securities)

John Anderson
38 Corporate Circle
Albany, New York 12203
Telephone: (518) 452-1242

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

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Copy to:
William M. Hartnett, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10005
Telephone: (212) 701-3000

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CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$25,000,000	$3,410
*	Estimated solely for the purpose of determining the amount of the filing fee. Pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, this amount was calculated based upon the offer to purchase up to $25,000,000 in value.
**	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.00013640.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,410	Filing Party: Trans World Entertainment Corporation
Form of Registration No.: Schedule TO-I	Date Filed: July 1, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐   third-party tender offer subject to Rule 14d-1

☒   issuer tender offer subject to Rule 13e-4

☐   going-private transaction subject to Rule 13e-3

☐   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:

AMENDMENT NO. 1 TO SCHEDULE TO-I

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed on July 1, 2013 (the “Schedule TO”) by Trans World Entertainment Corporation, a New York corporation (the “Company”). The Schedule TO, as amended by this Amendment No. 1, relates to the offer by the Company to purchase up to $25,000,000 in value of shares of its common stock, $0.01 par value per share (the “Shares”), at a price not less than $4.50 and not more than $5.10 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 1, 2013 (the “Offer to Purchase”), previously filed as Exhibit (a)(1)(i) to the Schedule TO, and the related Letter of Transmittal, dated July 1, 2013 (the “Letter of Transmittal”), previously filed as Exhibit (a)(1)(ii) to the Schedule TO.

This Amendment No. 1 is being filed with the SEC to correct certain information set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal.

Amendment to the Offer to Purchase

The Offer to Purchase and Item 4 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The third paragraph of Section 3. Procedure for Tendering Shares, on page 17 of the Offer to Purchase, is hereby amended and restated in its entirety as follows:

“In accordance with the instructions to the Letter of Transmittal, each shareholder desiring to tender Shares in the Tender Offer must properly indicate in the section captioned “Price Per Share at which Shares are Being Tendered” the price (in multiples of $0.05) at which they are tendering Shares. If no price is indicated or more than one price is indicated, Shares will not be properly tendered.”

Amendment to the Letter of Transmittal

The Letter of Transmittal is hereby amended and supplemented as follows:

The first paragraph on page 4 of the Letter of Transmittal is hereby amended and restated in its entirety as follows:

“IF YOU WISH TO PARTICIPATE IN THE TENDER OFFER, YOU MUST SELECT ONE BOX—AND ONE BOX ONLY—FROM THE SECTIONS TITLED ‘PRICE PER SHARE AT WHICH SHARES ARE BEING TENDERED.’ IF NO BOX OR MORE THAN ONE BOX IS CHECKED, YOUR SHARES WILL NOT BE PROPERLY TENDERED.”

The second paragraph on page 4 of the Letter of Transmittal is hereby amended and restated in its entirety as follows:

“By checking one of the boxes below, you are tendering Shares at the price indicated. If the Purchase Price (as defined below) is less than the price you indicate below, none of your Shares will be purchased. If you want to tender portions of your Shares at more than one price, you must complete a separate Letter of Transmittal for each price at which you tender Shares. The same Shares cannot be tendered at more than one price.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANS WORLD ENTERTAINMENT CORPORATION

By:	/s/ John Anderson
	Name:	John Anderson
	Title:	Chief Financial Officer

Dated: July 12, 2013